

groguru

STRATEGIC WATER MANAGEMENT FOR THE SMART FARM

Patrick Henry – President & CEO

GroGuru – Who We Are and What We Do

- Helps farmers make more money by increasing crop yield, while more efficiently using water and other scarce resources in a sustainable way – IoT and SaaS for strategic water management

- Focus on delivering a more scalable, more cost effective, and more complete water management platform for farmers

- GroGuru® WUGS - Hardware scalability: 30X improvement in hardware with our patented wireless underground system (WUGS) that enables permanent installation of soil sensors in broad-acre field crops

- GroGuru® InSites - Software scalability: Hardware agnostic software as a service, more usability, more highly integrated, and enterprise level features



Farming is COMPLEX –
Time is SCARCE!

WATER

FARM LABOR

WEATHER/CLIMATE

SOIL HEALTH

COMMODITY PRICING

REGULATORY

INPUT COSTS



How Do Farmers Manage Water Today?



Look at the neighbors



Feel the soil



Overhead imagery



Look at the calendar





~10% of farmers use soil sensors, BUT...

Prior Generation: Install & Remove EVERY Year!



Seeding – **Install Probes**   **Remove Probes** – Harvest

GroGuru® Wireless Underground System (WUGS)

No
Cable
WUGS

② Easy to remove wireless bridge **connects to Cloud**

③ GroGuru Cloud Artificial Intelligence and SaaS

① Sensor buried below tilling depth – PERM INSTALL

④ Smart water management system






GroGuru® Wireless Underground System (WUGS)

No
Cable
WUGS



2 Mount on a drone or center-pivot irrigation system



3 GroGuru Cloud Artificial Intelligence and SaaS

1 Sensor buried below tilling depth – PERM INSTALL



4 Smart water management system





Superior Water Management SaaS



EASY BUTTON for smart water management

Irrigation system 'agnostic'

Market leading partnerships

API to broad farm management system

GroGuru AI/ML Models

1. To determine the overall state of soil moisture at site

2. To determine water holding capacity at each depth

3. To determine irrigation events

4. To determine depth of percolation

5. To determine the root growth

6. To determine predicted water use





Why Do Farmers Buy the GroGuru Solution?

 **Typically, a 30% Increase in Water Efficiency (yield increases and input cost savings)** - Payback Less than One Growing Season

 **Reduce Total Cost of Ownership – Eliminate annual install/removal**

 **30X Improvement in Scalability**

 **Precursor to Irrigation Automation** - The Easy Button

Significant Traction: Deployments To-Date



- Hardware-Enabled SaaS

- Market Channel Partnerships

4,000+ sensors, 1,000+ locations, 100+ customers, 20+ crop types

Massive Market Opportunity

US Market
$2B per year



US Irrigated Farmland
Annual Field Crops 85%
Perennial Crops 15%



52M
Acres

3.811B
Acres

313M
Acres

US Farmland
Irrigated 16%
Non-Irrigated 84%

WW Market
$20B per year

Global Farmland



Market Traction

- **Revenue**: $1M+ run-rate business and ramping
- **Customers**: 200+ farms, 20+ crop types, 1,000+ sensing sites, over 100,000 acres under management - Existing customers representing 1M deployable acres of footprint
- **Channel Partners**: USA dealer network now has about 5M acres of coverage
- **Sales Funnel**: Over $20M in our sales funnel for 2022/2023 deployments, including a top 3 seed producer and a major ag retailer
- **Product-Market Fit**: Proven success with an average ROI of 6X to 8X in the first growing season
- **Strategic Partnerships**: Key strategic partnerships like DTN, Valley Irrigation, Sentek, AquaCheck, Syngeta Digital and others
- **Worldwide Expansion Plan**: Intent to selectively enter the non-USA market in 2022/2023: Australia, Canada, Mexico, South America

Seasoned & Experienced Team



Patrick Henry
CEO

Multiple exits, IPO with $1 billion valuation





Farooq Anjum, PhD
Co-Founder, CTO and VP of Engineering

Designed wireless networks deployed in 30+ countries





Jeff Campbell, PhD
Co-Founder & Chief Architect

Inventor of various soil sensors, Stevens Hydraprobe





David Sloane, PhD
Chief Agronomist

20 years experience in irrigation agronomy





Vince Ferrante
VP of Sales

Built/managed sales teams and a rep company



Impact Investing!

GroGuru = Save Water, More Food, and More Carbon in the Soil



70%

Freshwater Used Globally for Agricultural Irrigation



70%

Increase Needed in Global Food Production by 2050



800M

Chronically Undernourished People Globally Today

What Do We Need from You?

- Seeking $5M Preferred Stock Financing

  - WeFunder financing (extension from Equity Crowdfuding on StartEngine in 2020)
  - $14.7M pre-money valuation – early bird and large check size discount incentives

- Use of Proceeds from Financing:

  - New product commercialization
  - Channel & sales expansion
  - Conversion to all subscription business model
  - Expand strategic partnerships

2022/2023 Operating Expenses



■ R&D ■ Sales & Marketing ■ G&A



groguru

STRATEGIC WATER MANAGEMENT FOR THE SMART FARM